Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2024	December 31, 2023	January 1, 2023
ASSETS		(see Note 2d)
Current assets:
Cash	$48,233	$54,182	$21,587
Accounts receivable	376,621	421,427	413,925
Inventory	38,459	35,272	35,158
Assets held for sale (Note 11)	6,636	-	-
Total current assets	469,949	510,881	470,670
Non-current assets:
Income tax recoverable	704	682	1,602
Deferred tax assets	29,578	73,662	455
Property, plant and equipment	2,321,465	2,338,088	2,303,338
Intangibles	16,659	17,310	19,575
Right-of-use assets	64,580	63,438	60,032
Finance lease receivables	5,070	5,003	-
Investments and other assets	6,528	9,971	20,451
Total non-current assets	2,444,584	2,508,154	2,405,453
Total assets	$2,914,533	$3,019,035	$2,876,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$290,440	$350,749	$404,350
Income taxes payable	1,114	3,026	2,991
Current portion of lease obligations	18,962	17,386	12,698
Current portion of long-term debt (Note 5)	963	2,848	2,287
Total current liabilities	311,479	374,009	422,326

Non-current liabilities:
Share-based compensation (Note 7)	9,159	16,755	47,836
Provisions and other	7,466	7,140	7,538
Lease obligations	55,843	57,124	52,978
Long-term debt (Note 5)	844,671	914,830	1,085,970
Deferred tax liabilities	53,130	73,515	28,946
Total non-current liabilities	970,269	1,069,364	1,223,268
Shareholders’ equity:
Shareholders’ capital (Note 8)	2,346,823	2,365,129	2,299,533
Contributed surplus	75,604	75,086	72,555
Deficit	(954,812)	(1,012,029)	(1,301,273)
Accumulated other comprehensive income	165,170	147,476	159,714
Total shareholders’ equity	1,632,785	1,575,662	1,230,529
Total liabilities and shareholders’ equity	$2,914,533	$3,019,035	$2,876,123

See accompanying notes to condensed interim consolidated financial statements.

1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2024	2023	2024	2023

Revenue (Note 3)	$429,214	$425,622	$957,002	$984,229
Expenses:
Operating	285,410	260,170	624,916	600,037
General and administrative	28,683	23,359	73,816	38,880
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	115,121	142,093	258,270	345,312
Depreciation and amortization	73,818	74,088	152,031	145,631
Gain on asset disposals	(7,675)	(3,872)	(10,912)	(13,148)
Foreign exchange	(471)	(774)	(77)	(1,257)
Finance charges (Note 6)	18,189	21,408	36,558	44,328
Gain on repurchase of unsecured senior notes	-	(100)	-	(100)
Loss (gain) on investments and other assets	48	5,658	(180)	9,888
Earnings before income taxes	31,212	45,685	80,850	159,970
Income taxes:
Current	1,345	1,120	2,362	1,961
Deferred	9,166	17,665	21,271	35,279
	10,511	18,785	23,633	37,240
Net earnings	$20,701	$26,900	$57,217	$122,730
Net earnings per share: (Note 9)
Basic	$1.44	$1.97	$3.97	$8.98
Diluted	$1.44	$1.63	$3.97	$7.22

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Net earnings	$20,701	$26,900	$57,217	$122,730
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	14,260	(31,718)	46,513	(35,858)
Foreign exchange gain(loss) on net investment hedge with U.S. denominated debt	(8,660)	20,459	(28,819)	23,132
Comprehensive income	$26,301	$15,641	$74,911	$110,004

See accompanying notes to condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Cash provided by (used in):
Operations:
Net earnings	$20,701	$26,900	$57,217	$122,730
Adjustments for:
Long-term compensation plans	4,419	1,740	11,870	(2,377)
Depreciation and amortization	73,818	74,088	152,031	145,631
Gain on asset disposals	(7,675)	(3,872)	(10,912)	(13,148)
Foreign exchange	(578)	(786)	150	(1,288)
Finance charges	18,189	21,408	36,558	44,328
Income taxes	10,511	18,785	23,633	37,240
Other	93	(220)	93	(220)
Loss (gain) on investments and other assets	48	5,658	(180)	9,888
Gain on repurchase of unsecured senior notes	-	(100)	-	(100)
Income taxes paid	(4,100)	(2,037)	(4,334)	(2,208)
Income taxes recovered	-	3	-	3
Interest paid	(4,313)	(4,827)	(37,743)	(44,202)
Interest received	637	219	1,132	335
Funds provided by operations	111,750	136,959	229,515	296,612
Changes in non-cash working capital balances	62,325	76,501	10,103	(54,796)
Cash provided by operations	174,075	213,460	239,618	241,816

Investments:
Purchase of property, plant and equipment	(38,423)	(44,037)	(93,950)	(94,832)
Purchase of intangibles	-	(677)	-	(677)
Proceeds on sale of property, plant and equipment	10,992	6,261	16,178	14,026
Proceeds from sale of investments and other assets	3,623	-	3,623	-
Business acquisitions	-	-	-	(28,000)
Purchase of investments and other assets	-	(2,016)	-	(2,071)
Receipt of finance lease payments	193	-	384	-
Changes in non-cash working capital balances	(3,328)	(3,593)	(28,415)	(11,325)
Cash used in investing activities	(26,943)	(44,062)	(102,180)	(122,879)

Financing:
Issuance of long-term debt	-	-	-	139,049
Repayments of long-term debt	(102,132)	(177,677)	(102,848)	(239,021)
Repurchase of share capital (Note 8)	(23,493)	(7,958)	(33,574)	(12,951)
Issuance of common shares from the exercise of options	191	-	191	-
Debt amendment fees	(1,317)	-	(1,317)	-
Lease payments	(3,219)	(2,042)	(6,419)	(4,003)
Cash used in financing activities	(129,970)	(187,677)	(143,967)	(116,926)
Effect of exchange rate changes on cash	123	(421)	580	(679)
Increase (decrease) in cash	17,285	(18,700)	(5,949)	1,332
Cash, beginning of period	30,948	41,619	54,182	21,587
Cash, end of period	$48,233	$22,919	$48,233	$22,919

See accompanying notes to condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662
Net earnings for the period	-	-	-	57,217	57,217
Other comprehensive income for the period	-	-	17,694	-	17,694
Share options exercised	271	(80)	-	-	191
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	-	-	20,367
Share repurchases (Note 8)	(40,423)	-	-	-	(40,423)
Share-based compensation expense	-	2,077	-	-	2,077
Balance at June 30, 2024	$2,346,823	$75,604	$165,170	$(954,812)	$1,632,785

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529
Net earnings for the period	-	-	-	122,730	122,730
Other comprehensive loss for the period	-	-	(12,726)	-	(12,726)
Settlement of Executive Performance and Restricted Share Units	19,206	-	-	-	19,206
Share repurchases	(12,951)	-	-	-	(12,951)
Redemption of non-management directors share units	757	-	-	-	757
Share-based compensation expense	-	1,133	-	-	1,133
Balance at June 30, 2023	$2,306,545	$73,688	$146,988	$(1,178,543)	$1,348,678

See accompanying notes to condensed interim consolidated financial statements.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards 34, Interim Financial Reporting, using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated annual financial statements of the Corporation as at and for the year ended December 31, 2023.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application are consistent with those used in the preparation of the Corporation’s consolidated annual financial statements for the year ended December 31, 2023, except as noted in Note 2 (d).

These condensed interim consolidated financial statements were approved by the Board of Directors on July 30, 2024.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated annual financial statements for the year ended December 31, 2023.

(c) Environmental Reporting Regulations

Environmental reporting continues to evolve and the Corporation may be subject to additional future disclosure requirements. The International Sustainability Standards Board (ISSB) has issued two IFRS Sustainability Disclosure Standards with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board (CSSB) has also released two Exposure Drafts on the Proposed Canadian Sustainability Disclosure Standards which are aligned with the ISSB, in which the comment period closed on June 10, 2024 . Final CSSB standards are anticipated to be issued later in 2024.

The Canadian Securities Administrators (CSA) have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting and disclosure requirements for Canadian public companies. Until such time as the CSA and CSSB make final decisions on sustainability standards for Canada, there is no requirement for public companies in Canada to adopt sustainability standards. Precision continues to monitor the development of these reporting requirements as it progresses with its determination of the financial and disclosure-related implications of complying with these regulations.

(d) Change in Accounting Policy

The Corporation has adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, as issued in 2020 and 2022. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. They clarify certain requirements for determining whether a liability should be classified as current or non-current and require new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting period.

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Due to the change in policy, there is a retrospective impact on the comparative statement of financial position, as the Corporation has a deferred share unit (DSU) plan for non-management directors which are redeemable in cash or for an equal number of common shares upon the director's retirement. In the case of a director retiring, the director's respective DSU liability would become payable and the Corporation would not have the right to defer settlement of the liability for at least 12 months. As such, the liability is impacted by the revised policy. The following presentation changes were made to the Statement of Financial Position:

•	As at January 1, 2023, accounts payable and accrued liabilities increased by $12 million and non-current share-based compensation liability decreased by $12 million.

•	As at December 31, 2023, accounts payable and accrued liabilities increased by $8 million and non-current share-based compensation liability decreased by $8 million.

The related liability is now classified as current at June 30, 2024 because the DSUs can be redeemed by the holders within 12 months after the reporting period. The Corporation's other liabilities were not impacted by the amendments.

The change in accounting policy will also be reflected in the Corporation's consolidated financial statements as at and for the year ending December 31, 2024.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended June 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$147,089	$3,870	$-	$-	$150,959
Canada	163,429	61,956	-	(2,215)	223,170
International	55,085	-	-	-	55,085
	$365,603	$65,826	$-	$(2,215)	$429,214

Day rate/hourly services	$363,202	$65,826	$-	$(178)	$428,850
Other	2,401	-	-	(2,037)	364
	$365,603	$65,826	$-	$(2,215)	$429,214

Three Months Ended June 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$221,189	$3,607	$-	$(3)	$224,793
Canada	129,088	42,554	-	(1,494)	170,148
International	30,681	-	-	-	30,681
	$380,958	$46,161	$-	$(1,497)	$425,622

Day rate/hourly services	$372,652	$46,161	$-	$(223)	$418,590
Shortfall payments/idle but contracted	6,358	-	-	-	6,358
Other	1,948	-	-	(1,274)	674
	$380,958	$46,161	$-	$(1,497)	$425,622

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Six Months Ended June 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$300,032	$8,011	$-	$-	$308,043
Canada	402,006	144,902	-	(4,881)	542,027
International	106,932	-	-	-	106,932
	$808,970	$152,913	$-	$(4,881)	$957,002

Day rate/hourly services	$803,536	$152,913	$-	$(355)	$956,094
Other	5,434	-	-	(4,526)	908
	$808,970	$152,913	$-	$(4,881)	$957,002

Six Months Ended June 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$475,327	$7,684	$-	$(17)	$482,994
Canada	330,766	113,000	-	(3,472)	440,294
International	60,941	-	-	-	60,941
	$867,034	$120,684	$-	$(3,489)	$984,229

Day rate/hourly services	$846,317	$120,684	$-	$(237)	$966,764
Shortfall payments/idle but contracted	7,241	-	-	-	7,241
Turnkey drilling services	8,988	-	-	-	8,988
Other	4,488	-	-	(3,252)	1,236
	$867,034	$120,684	$-	$(3,489)	$984,229

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 57% (2023 – 45%) of consolidated revenue for the six months ended June 30, 2024 and 39% (2023 – 37%) of consolidated total assets as at June 30, 2024. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

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NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended June 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$365,603	$65,826	$-	$(2,215)	$429,214
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	119,754	12,440	(17,073)	-	115,121
Depreciation and amortization	68,732	3,058	2,028	-	73,818
Gain on asset disposals	(3,887)	(975)	(2,813)	-	(7,675)
Total assets	2,479,410	244,705	190,418	-	2,914,533
Capital expenditures	32,868	4,927	628	-	38,423

Three Months Ended June 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$380,958	$46,161	$-	$(1,497)	$425,622
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	147,478	7,507	(12,892)	-	142,093
Depreciation and amortization	68,151	3,638	2,299	-	74,088
Gain on asset disposals	(3,706)	(148)	(18)	-	(3,872)
Total assets	2,449,323	161,403	121,968	-	2,732,694
Capital expenditures	41,375	2,442	897	-	44,714

Six Months Ended June 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$808,970	$152,913	$-	$(4,881)	$957,002
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	273,427	31,045	(46,202)	-	258,270
Depreciation and amortization	137,784	9,878	4,369	-	152,031
Gain on asset disposals	(6,554)	(1,517)	(2,841)	-	(10,912)
Total assets	2,479,410	244,705	190,418	-	2,914,533
Capital expenditures	85,253	7,847	850	-	93,950

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Six Months Ended June 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$867,034	$120,684	$-	$(3,489)	$984,229
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	336,601	24,913	(16,202)	-	345,312
Depreciation and amortization	133,706	7,369	4,556	-	145,631
Gain on asset disposals	(12,286)	(714)	(148)	-	(13,148)
Total assets	2,449,323	161,403	121,968	-	2,732,694
Capital expenditures	90,199	4,225	1,085	-	95,509

A reconciliation of total segment earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, depreciation and amortization to net earnings is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Total segment earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	$115,121	$142,093	$258,270	$345,312
Deduct:
Depreciation and amortization	73,818	74,088	152,031	145,631
Gain on asset disposals	(7,675)	(3,872)	(10,912)	(13,148)
Foreign exchange	(471)	(774)	(77)	(1,257)
Finance charges	18,189	21,408	36,558	44,328
Gain on repurchase of unsecured senior notes	-	(100)	-	(100)
Loss (gain) on investments and other assets	48	5,658	(180)	9,888
Income taxes	10,511	18,785	23,633	37,240
Net earnings	$20,701	$26,900	$57,217	$122,730

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NOTE 5. LONG-TERM DEBT

	U.S. Denominated Facilities				Canadian Facilities and Translated U.S. Facilities

	June 30,		December 31,		June 30,	December 31,
	2024		2023		2024	2023

Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US$	-	US$	-	$-	$1,915
U.S. Real Estate Credit Facility		704		704	963	933
	US$	704	US$	704	$963	$2,848

Long-Term Debt
Canadian Real Estate Credit Facility		-		-	-	24,018
U.S. Real Estate Credit Facility		7,333		7,685	10,028	10,181
Unsecured Senior Notes:
7.125% senior notes due 2026		217,330		273,330	297,263	362,096
6.875% senior notes due 2029		400,000		400,000	547,120	529,904
	US$	624,663	US$	681,015	854,411	926,199
Less net unamortized debt issue costs and original issue discount					(9,740)	(11,369)
					$844,671	$914,830

	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Debt Issue Costs and Original Issue Discount	Total
Current	$-	$1,915	$933	$-	$2,848
Long-term	892,000	24,018	10,181	(11,369)	914,830
December 31, 2023	892,000	25,933	11,114	(11,369)	917,678
Changes from financing cash flows:
Repayment of unsecured senior notes	(76,436)	-	-	-	(76,436)
Repayment of Real Estate Credit Facility	-	(25,933)	(479)	-	(26,412)
	815,564	-	10,635	(11,369)	814,830
Amortization of debt issue costs	-	-	-	1,628	1,628
Foreign exchange adjustment	28,819	-	356	1	29,176
June 30, 2024	$844,383	$-	$10,991	$(9,740)	$845,634

Current	$-	$-	$963	$-	$963
Long-term	844,383	-	10,028	(9,740)	844,671
June 30, 2024	$844,383	$-	$10,991	$(9,740)	$845,634

On June 28, 2024, Precision extended its Senior Credit Facility’s maturity date, revised the available borrowing capacity, and amended certain terms of the facility. The maturity date was extended to June 28, 2027, and the size was revised to US$375 million, down from US$447 million.

As at June 30, 2024, Precision was in compliance with the covenants of the Senior Credit Facility and Real Estate Credit Facilities.

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	Covenant	At June 30, 2024
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.03
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	7.48
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	7.48

(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 6. FINANCE CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Interest:
Long-term debt	$16,639	$19,660	$33,667	$40,873
Lease obligations	1,043	909	2,082	1,771
Other	158	33	249	188
Income	(777)	(256)	(1,345)	(360)
Amortization of debt issue costs, loan commitment fees and original issue discount	1,126	1,062	1,905	1,856
Finance charges	$18,189	$21,408	$36,558	$44,328

NOTE 7. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non-Management Directors’ DSUs (b)	Total
December 31, 2023	$16,114	$64,042	$8,367	$88,523
Expensed during period	7,550	19,473	3,414	30,437
Settlement in shares	(2,012)	(18,355)	-	(20,367)
Payments and redemptions	(12,977)	(39,913)	-	(52,890)
Foreign exchange	(132)	(433)	-	(565)
June 30, 2024	$8,543	$24,814	$11,781	$45,138

Current	$6,698	$17,500	$11,781	$35,979
Long-term	1,845	7,314	-	9,159
	$8,543	$24,814	$11,781	$45,138

(a)                 Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2023	276,094	794,743
Granted	90,448	158,100
Redeemed	(180,300)	(449,465)
Forfeited	(3,769)	(3,455)
June 30, 2024	182,473	499,923

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(b)                 Non-Management Directors – Deferred Share Units Plan

A summary of the activity under the non-management director Deferred Share Unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2023	116,280
Granted	6,187
June 30, 2024	122,467

Equity Settled Plans

(c)                 Executive Restricted Share Units Plan

Precision granted Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

	Executive RSUs Outstanding	Weighted Average Fair Value
December 31, 2023	46,740	$96.90
Granted	61,930	79.84
Redeemed	(15,570)	96.90
Forfeited	(608)	96.90
June 30, 2024	92,492	$85.48

Included in net earnings for the three and six months ended June 30, 2024 were expenses of $1 million (2023 – $1 million) and $2 million (2023 – $1 million) respectively.

(d)                 Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2023	23,055	$87.00	-	145.97	$113.01	23,055
Exercised	(925)	87.00	-	87.00	87.00
Forfeited	(10,170)	145.97	-	145.97	145.97
June 30, 2024	11,960	$87.00	-	87.00	$87.00	11,960

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2023	128,398	$51.20	-	111.47	$85.80	128,398
Exercised	(1,150)	68.80	-	68.80	68.80
Forfeited	(57,756)	68.80	-	111.47	109.04
June 30, 2024	69,492	$51.20	-	72.46	$66.77	69,492

(e)                 Non-Management Directors – Deferred Share Unit Plan

As at June 30, 2024, there were 1,470 (2023 – 1,470) deferred share units outstanding.

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NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
December 31, 2023	14,336,539	$2,365,129
Settlement of PSUs and RSUs	265,143	21,846
Share options exercised	2,075	271
Share repurchases	(366,214)	(33,574)
Share repurchase accrual	-	(6,849)
June 30, 2024	14,237,543	$2,346,823

The Corporation entered into an Automated Share Purchase Plan (ASPP) with an independent broker to permit the Corporation to repurchase common shares during its internal blackout period. The volume of purchases is determined by the broker in its sole discretion based on purchase price and maximum volume parameters established by the Corporation under the ASPP. The Corporation recorded a liability for purchases that are estimated to occur during the blackout period based on the parameters of the Normal Course Issuer Bid (NCIB) and ASPP. As at June 30, 2024, the Corporation recorded a liability in accounts payable and corresponding decrease to share capital of $7 million.

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile net earnings and weighted average shares outstanding used in computing basic and diluted net earnings per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net earnings – basic	$20,701	$26,900	$57,217	$122,730
Effect of share options and other equity compensation plans	-	(2,902)	-	(15,469)
Net earnings – diluted	$20,701	$23,998	$57,217	$107,261

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands)	2024	2023	2024	2023
Weighted average shares outstanding – basic	14,389	13,672	14,398	13,661
Effect of share options and other equity compensation plans	6	1,075	4	1,196
Weighted average shares outstanding – diluted	14,395	14,747	14,402	14,857

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility and the Canadian and U.S. Real Estate Credit Facilities are measured at amortized cost and approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at June 30, 2024 was approximately $839 million (December 31, 2023 – $867 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

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The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 11. ASSETS HELD FOR SALE

During the quarter, Precision committed to sell certain assets contained within the Contract Drilling and Completion and Production Services segments. The identified assets were previously acquired through business acquisitions and subsequently deemed as redundant. Accordingly, these assets were presented as held for sale at June 30, 2024 as sales efforts have been initiated and expected to be completed within one year. At June 30, 2024, property, plant and equipment with a carrying amount of $7 million was reclassified as assets held for sale.

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SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q2 2024 TRADING PROFILE

Toronto (TSX: PD)

High: $104.90

Low: $88.00

Close: $96.20

Volume Traded: 5,936,839

New York (NYSE: PDS)

High: US$77.21

Low: US$64.18

Close: US$70.34

Volume Traded: 4,168,000

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address

• lost unit certificates

• transfer of shares to another person

• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

William T. Donovan

Steven W. Krablin

Susan M. MacKenzie

Lori A. Lancaster

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

Alice L. Wong

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Chief Legal & Compliance Officer

Carey T. Ford

Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

President, North American Drilling

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, T2P 1G1

Canada

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

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